Alpha Healthcare Acquisition Corp.

1177 Avenue of the Americas, 5th Floor
New York, New York 10036

August 3, 2021

VIA EDGAR

Margaret Schwartz

Suzanne Hayes

Michael Fay

Jean Baker

Office of Life Sciences
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp.
Acceleration Request for Registration Statement on Form S-4
File No. 333-254597

Requested Date:	August 4, 2021
Requested Time:	4:30 p.m. Eastern Time

Dear Ms. Schwartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Alpha Healthcare Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 4, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Laurie Burlingame at (617) 570-1879. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Laurie Burlingame, by email at LBurlingame@goodwinlaw.com.

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If you have any questions regarding this request, please contact Laurie Burlingame of Goodwin Procter LLP at (617) 570-1879.

Sincerely,

Alpha Healthcare Acquisition Corp.

/s/ Rajiv Shukla
Rajiv Shukla
Chief Executive Officer

cc:	Laurie Burlingame, Esq., Goodwin Procter LLP Kerry S. Burke, Covington & Burling LLP Brian K. Rosenzweig, Covington & Burling LLP